13013204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

SEC FILE NUMBER
8-53640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scura Paley Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue, 15th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Scura (212) 596-3380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co.
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/8/13
* KW
3/4

OATH OR AFFIRMATION

I, Paul Scura, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scura Paley Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

CHAVONE L. CRESPO
Notary Public, State of New York
NO. 01CR6165675
Qualified in New York County
Commission Expires May 14, 20 15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCURA PALEY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

SCURA PALEY SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS

GRASSI & CO.
Accountants and Success Consultants®
Accounting, Auditing, Tax, Litigation Support, Management & Technology Consulting

INDEPENDENT AUDITORS' REPORT

The Managing Member
Scura Paley Securities, LLC

We have audited the accompanying statement of financial position of Scura Paley Securities, LLC at December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

HEADQUARTERS:
50 Jericho Quadrangle, Suite 200
Jericho, New York 11753
(516) 256-3500 · Fax (516) 256-3510
An Independent Firm Associated with Moore Stephens International Limited
Offices in Manhattan
and North Carolina
www.grassicpas.com

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Scura Paley Securities, LLC at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

Jericho, New York
February 22, 2013

SCURA PALEY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

ASSETS		
Cash and cash equivalents	$	232,576
Fees receivable		139,345
Fixed assets, net		20,817
Prepaid expenses		38,305
Security deposit		86,458
TOTAL ASSETS	$	517,501

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Deferred rent	$	17,623
Accrued expenses		22,862
Income taxes payable		51,000
TOTAL LIABILITIES		91,485
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		426,016
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	517,501

The accompanying notes are an integral part of this financial statement.

SCURA PALEY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

Note 1 - Organization

Scura Paley Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). On December 22, 2011, the Company changed its name from Scura Partners Securities, LLC to its current name. The Company was founded in December 2001 under the laws of the State of Delaware. The Company provides investment banking and related financial advisory services to institutional clients. It operates out of one office in New York City, NY.

The Company is wholly owned by Scura Paley & Company, LLC (the "Parent"), a New York City investment banking firm.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company records fees as they are earned based on the services provided or the closing of certain securities transactions.

The Company considers all fees receivable at December 31, 2012 to be collectable and no allowance for doubtful accounts is deemed necessary at December 31, 2012.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lease term.

Leasehold improvements	5 years
Furniture and fixtures	7 years

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided as they are the responsibility of the individual members. The Company records its allocable share of New York City Unincorporated Business Tax.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2009. The years 2009 to 2012 remain subject to examination by taxing authorities.

Rent Expense

Rent expense is recorded on a straight-line basis over the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. In addition, all funds in noninterest-bearing accounts are insured by the FDIC through December 31, 2012. From time to time, the Company's balances may exceed these limits.

During 2012, the Company provided services to one major customer constituting approximately 78% of total revenues.

Two customers represented approximately 72% and 22% of the Company's fees receivables at December 31, 2012, respectively.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. On September 10, 2012, the Company was granted a permission to expand its business and as a result its minimum net capital requirement increased from $5,000 to $100,000. At December 31, 2012, the Company had net capital of $141,091, which exceeded its requirement by $41,091. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2012, this ratio was 0.65:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 - Fixed Assets

Fixed assets, net at December 31, 2012 are summarized as follows:

Furniture and fixtures	$	11,755
Leasehold improvements		16,545
		28,300
Less: Accumulated depreciation and amortization		7,483
	$	20,817

Depreciation and amortization expense amounted to $4,988 for the year ended December 31, 2012.

Note 6 - Commitments

The Company is obligated under a lease agreement for office space expiring January 31, 2016. The future rent commitment under this arrangement is as follows:

Years Ending December 31:		
2013	$	226,535
2014		278,752
2015		285,721
2016		23,859
	$	814,867

Total rent expense for the year ended December 31, 2012 was $259,267.

Note 7 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2012 through the date of this financial statement, which is the date that the financial statement was available to be issued. During this period, there were no material subsequent events requiring disclosure.